Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

INSIDE INFORMATION

ANNOUNCEMENT FOR ESTIMATED PROFIT OF

THE ANNUAL RESULTS OF 2022

This announcement is made by PetroChina Company Limited (the “Company” and, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS OF THIS PERIOD

1.	Period of the Estimated Results

From 1 January 2022 to 31 December 2022

2.	Estimated Results

Based on preliminary estimation by the financial department of the Company, it is estimated that the net profit attributable to equity holders of the Company for 2022 will reach between RMB145.0 billion and RMB155.0 billion and increase by an amount between RMB52.8 billion and RMB62.8 billion, representing an increase between 57% and 68%, as compared to the previous year.

It is estimated that the net profit attributable to equity holders of the Company after deduction of nonrecurring loss/profit for 2022 will reach between RMB167.0 billion and RMB177.0 billion and increase by an amount between RMB67.5 billion and RMB77.5 billion, representing an increase between 68% and 78%, as compared to the previous year.

3.	The estimated results for this period are based on the Company’s preliminary estimation and have not been audited by certified accountants.

II.	RESULTS OF THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR

1.	Net profits attributable to equity holders of the Company: RMB92.161 billion. Net loss attributable to equity holders of the Company after deduction of non-recurring loss/profit: RMB99.531 billion.

2.	Earnings per share: RMB0.50.

III.	MAIN REASONS FOR THE INCREASE OF ESTIMATED RESULTS OF THIS PERIOD

In 2022, the Company persisted with efficient exploration and high-profitability development, enhanced exploration and development and actively increased oil and gas reserves and output, which resulted in a continuing increase of oil and gas production. The Company also observed and adhered to market-oriented principles, promoted the transformation and upgrading of refining, continued to optimize its range of products, vigorously strengthened its efforts in marketing and made every effort to ensure market supply, which resulted in the increase of sales volumes of domestic diesel oil, natural gas and chemical products when compared to the previous year. The Company also persisted with its transformation on achieving a green and low-carbon track, promoted the integration of oil and gas and new energy and strived to become a comprehensive energy company offering “oil, gas, heat, electricity and hydrogen”. The Company steadily developed its new energy business, comprising geothermal energy, wind and solar power. Persistence with low-cost development also resulted in major costs indicators being effectively controlled. The significant increase of the Company’s annual operation efficiency, when compared to the previous year, was because of the increase of the international crude oil price and deep promotion of the enhancement of quality and efficiency.

IV.	RISK WARNINGS

There are no factors of material uncertainty in the Company that may affect the accuracy of this profit estimation.

V.	OTHER MATTERS

The estimated results above are only a preliminary estimation. Please refer to the audited 2022 annual report officially disclosed by the Company for specific and accurate financial information. Investors are reminded to exercise caution when making investment decisions.

By order of the Board PetroChina Company Limited Company Secretary WANG Hua

Beijing, the PRC

19 January 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

2